Exhibit 99.1

Neo-Concept International Group Holdings Limited Announces Pricing of Approximately US$8.1 Million Public Offering of Class A Ordinary Shares

Hong Kong, Feb. 09, 2026 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”), a one-stop apparel solution services provider, today announced the pricing of its public offering on February 9, 2026 of 14,850,000 Class A ordinary shares at a public offering price of $0.5454 per Class A ordinary share (the “Offering”).

Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be approximately $8.1 million. The offering is expected to close on February 11, 2025, subject to customary closing conditions. The Company intends to utilize the net proceeds from the Offering for expanding its business and for general working capital.

D. Boral Capital LLC is acting as the lead placement agent and uSmart Securities Limited is acting as joint placement agent (together with D. Boral Capital LLC, the “Placement Agents”) in connection with this Offering. Loeb & Loeb LLP is acting as U.S. legal counsel to the Company and Mclaughlin & Stern, LLP is acting as legal counsel to the Placement Agents for the Offering.

The securities described above are being offered pursuant to a registration statement on Form F-1, as amended (File No. 333-288993) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on February 9, 2025. The Offering is being made only by means of a prospectus which is a part of the Registration Statement. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Electronic copies of the final prospectus may be obtained, when available, from D. Boral Capital LLC at info@dboralcapital.com, or by calling +1 (212) 970-5150.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Registration Statement and other filings with the SEC, which are available for review at www.sec.gov.

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK and the UAE as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner. For more information, visit the Company’s website at www.neo-ig.com.

For enquiry, please contact:

Neo-Concept International Group Holdings Limited
10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com